Volcanic LLC

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PP)
Income		
Sales	81,750.00	
Total Income	**$81,750.00**	**$0.00**
GROSS PROFIT	**$81,750.00**	**$0.00**
Expenses		
Accrued Interest	50,000.00	
Advertising & Marketing	141,581.96	66,863.30
Bank Charges & Fees	6,194.42	874.26
Capitalized Salaries and Wages		-38,172.69
Car & Truck		276.42
Contractors	101,133.59	88,382.48
Interest Expense	240,032.65	115,506.86
Interest Expense - Accreted	4,709.00	725.56
Interest Paid - Central Bank (Loan 0006)	24,373.10	9,958.90
Interest Paid - Central Bank (Loan 0774)	3,136.67	
Interest Paid - G. Brockbank	4,837.46	
Legal & Professional Fees	166,330.23	7,382.50
Meals & Entertainment	11,748.77	2,808.41
Other Business Expenses	53,335.41	
Outside Services	28,931.95	17,234.76
Owner Salary Expenses	399,471.23	284,833.30
Payroll Expenses	0.00	-124.26
Payroll Expenses BBSI	241,133.78	
Taxes	9,272.32	27,515.21
Wages	208,259.11	251,480.44
Total Payroll Expenses	**458,665.21**	**278,871.39**
Reimbursable Expenses	648.67	
Reimbursements	6,200.14	7,304.28
Rent		86,187.11
Salaries & Wages		7,100.00
Software	51,717.92	48,165.03
Supplies	1,358.00	13,214.98
Travel	59,568.01	16,921.08
Website		0.00
Total Expenses	**$1,813,974.39**	**$1,014,437.93**
NET OPERATING INCOME	**$ -1,732,224.39**	**$ -1,014,437.93**
NET INCOME	**$ -1,732,224.39**	**$ -1,014,437.93**